UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

NovaDel Pharma Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

66986X106
(CUSIP Number)

Lindsay A. Rosenwald, M.D.
787 Seventh Avenue
New York, NY 10019
(212) 554-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

LINDSAY A. ROSENWALD, M.D.

2	Check the Appropriate Box If a Member of a Group *
(a) ☐
(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power:
2,154,287
Number of
Shares
Beneficially	6	Shared Voting Power:
Owned by		0
Each
Reporting
Person	7	Sole Dispositive Power:
With		2,154,287

	8	Shared Dispositive Power:
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,154,287

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares *

☐

11	Percent of Class Represented By Amount in Row (9)
3.5%

12	Type of Reporting Person *
IN

* see instructions before filling out

Item 1(a)	Name of Issuer:

Novadel Pharma Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

25 Minneakoning Road
Flemington, NJ  08822

Item 2(a)	Name of Person Filing:

Lindsay A. Rosenwald, M.D. (the "Reporting Person").

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Paramount BioSciences, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10036

Item 2(c)	Citizenship:

United States.

Item 2(d)	Title of Class of Securities:

Common Stock (the “Shares”).

Item 2(e)	CUSIP Number:

66986X106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of January 13, 2009, the Reporting Person may be deemed to beneficially own 2,154,287 Shares comprised of (i) 1,045,660 Shares and (ii) 1,057,627 Shares issuable upon exercise of the common stock purchase warrants owned directly by the Reporting Person. Such Shares constitute approximately 3.5% of the Issuer’s outstanding shares of Common Stock.

Item 4(b)	Percent of Class:

See Item 11 of the cover page.

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	Please see Item 5 of the cover page.
(ii)	Shared power to vote or to direct the vote	Please see Item 6 of the cover page.
(iii)	Sole power to dispose or to direct the disposition of	Please see Item 7 of the cover page.
(iv)	Shared power to dispose or to direct the disposition of	Please see Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

☒

This Schedule 13G/A is being filed to indicate that the Reporting Person is no longer subject to the reporting requirements of Schedule 13G with respect to his beneficial ownership of Shares, as he does not hold at least 5.0% of the Shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4 Above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 3, 2009

/s/ Lindsay A. Rosenwald, M.D.
Lindsay A. Rosenwald, M.D.